SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2024

Commission file number: 001-32749

FRESENIUS MEDICAL CARE AG

(Translation of registrant's name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

On March 28, 2024, the Company published in the German Bundesanzeiger (Federal Gazette) the invitation and agenda for its 2024 Annual General Meeting (“AGM”) of shareholders to be held May 16, 2024. A convenience translation of the invitation and agenda for the 2024 AGM has been posted on the Company’s web site, www.freseniusmedicalcare.com/en/agm, and is being furnished as an exhibit to this Report on Form 6-K, together with the report by the Company’s Supervisory Board and the explanatory report by the Company’s Management Board pursuant to Sections 289a, 315a of the German Commercial Code.

The 2024 AGM invitation includes the Company’s Compensation Report for 2023 prepared in accordance with the requirements of Section 162 of the German Stock Corporation Act, (the “Compensation Report” and, together with the report by the Company’s Supervisory Board and the explanatory report by the Company’s Management Board, the “Reports”). The 2024 AGM invitation also includes the text of certain proposed amendments to the Company’s Articles of Association dealing with remuneration of the members of the Company’s Supervisory Board, attendance at the Company’s general meetings and exercise of voting rights at the Company’s general meetings, as well as the Compensation System 2024+ for the members of the Company’s Management Board. Each of the foregoing matters will be submitted for approval at the 2024 AGM.

On or about April 5, 2024, the Depositary for the American Depositary Receipts (“ADRs”) representing the Company’s ordinary shares will distribute to ADR holders a voting instruction card pursuant to which ADR holders may instruct the Depositary with respect to the voting of the ordinary shares underlying their ADRs at the AGM. The voting instruction card will include a URL link to the location on the Company’s web site where the AGM invitation and agenda, and the Reports and other materials referred to in the AGM invitation and agenda, have been posted. The voting instruction card will also inform ADR holders that copies of the AGM invitation and agenda, including the Reports, will be provided to any holder of ADRs without charge upon request made to the Depositary. The Company will furnish the voting instruction card with a report on Form 6-K when it is distributed to ADR holders by the Depositary.

The Company’s Annual Report on Form 20-F for the year ended December 31, 2023, and the Company’s 2023 Annual Report have each been posted on the Company’s web site.

EXHIBITS1

The following exhibits are being furnished with this Report:

Exhibit 99.1	Invitation and Agenda for the Annual General Meeting of shareholders to be held May 16, 2024 published in the German Bundesanzeiger (Federal Gazette)

Exhibit 99.2	Compensation Report of Fresenius Medical Care AG for the Fiscal Year 2023 (included as Annex II.1 to Exhibit 99.1).

Exhibit 99.3	Report by the Supervisory Board of Fresenius Medical Care AG for the Fiscal Year 2023.

Exhibit 99.4	Explanatory report by the Management Board of Fresenius Medical Care AG on information pursuant to Sections 289a, 315a German Commercial Code.

[1]	All Exhibits furnished with this report are English convenience translations of the respective binding German versions of such documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: March 28, 2024

Fresenius Medical Care AG

By:	/s/ Helen Giza
Name:	Helen Giza
Title:	Chief Executive Officer and Chair of the Management Board

By:	/s/ Martin Fischer
Name:	Martin Fischer
Title:	Chief Financial Officer and member of the Management Board